SECURITIES AND EXCHANGE COMMISSION
		       Washington, DC

	        	 FORM U-6B-2

		 Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P.
36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted
under the Public Utility Holding Company Act of 1935.

Certificate is filed by:  Great Plains Energy Incorporated,
a registered holding company, and R.S. Andrews Enterprises,
Inc., a subsidiary.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.   Type of securities ("draft", promissory note"):

     R.S. Andrews Enterprises, Inc. ("RSA") and LaSalle Bank National Association (the "Bank") entered into a certain Credit Agreement, dated as of March 17, 2000, as amended as of March 16, 2001, and June 30, 2001 under which RSA could borrow and reborrow amounts not exceeding in the aggregate $20 million at any time through September 30, 2001 and thereafter not exceeding in the aggregate $15 million at any time. RSA and the Bank have entered into a Third Amendment to the Credit Agreement, dated as of October 25, 2001, pursuant to which, among other things: (i) RSA may cause the Bank to issue letters of credit not exceeding in the aggregate $1.5 million at any time; (ii) increased the aggregate amount of borrowings and letters of credit outstanding at any one time to $22 million through March 15, 2002, and thereafter not exceeding the lesser of $1.5 million and the aggregate amount of all letters of credit outstanding as of March 15, 2002; and (iii) extending the termination date of the Credit Agreement to October 25, 2002.

2.   Issue, renewal or guaranty:

     Renewal through amendment.

3.   Principal amount of each security:

     The principal amount of the security will vary over time as borrowings are made and letters of credit are issued, but shall not exceed in the aggregate $22 million

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     through March 15, 2002 and thereafter not exceeding the
     lesser of $1.5 million and the aggregate amount of all letters of credit outstanding as of March 15, 2002.

4.   Rate of interest per annum of each security:

     At the option of RSA, borrowings may be either floating rate loans or Eurodollar loans for one, two or three-month periods. Interest on floating rate loans is computed daily and, on an annual basis, is 50 basis points below the greater of (i) the federal funds effective rate plus 50 basis points and (ii) the Bank's announced prime commercial lending rate. Interest on Eurodollar loans is 225 basis points plus the product of the rate per annum at which Dollar deposits are offered to the Bank two business days prior to the beginning of the relevant period in the interbank Eurodollar market, multiplied by a fraction the numerator of which is one and the denominator of which is one minus the Eurocurrency reserve percentage.

5.   Date of issue, renewal or guaranty of each security:

     October 25, 2001

6.   If renewal of security, give date of original issue:

     March 17, 2000.

7.   Date of maturity of each security:

     The aggregate amount of borrowings and letters of credit outstanding at any one time shall not exceed $22 million through March 15, 2002, and thereafter shall not exceed the lesser of $1.5 million and the aggregate amount of all letters of credit outstanding as of March 15, 2002. The termination date of the Credit Agreement, as amended, is October 25, 2002, which may be extended by agreement for additional periods of time not exceeding 364 days for any extension.

8. Name of the person to whom each security was issued, renewed or guaranteed:

     LaSalle Bank National Association

9.   Collateral given with each security:

     RSA and its subsidiaries have granted a security interest, evidenced by a Security Agreement dated as of March 17, 2000, in, among other things, their accounts, chattel paper, computer hardware and software, deposit accounts, documents, financial assets, general intangibles, goods, equipment, fixtures, inventory, instruments, intellectual property, investment property, money and all other personal property, as security for RSA's obligations under the Credit Agreement, as amended.

     Further, the subsidiaries of RSA have issued a guaranty, dated as of March 17, 2000, of RSA's obligations under the Credit Agreement, as amended, and have reaffirmed that guaranty and the Security
     Agreement by instrument dated as of October 25, 2001.

     In addition, Great Plains Energy Incorporated ("GPE") has entered into a certain Support Agreement with RSA, dated as of October 25, 2001, pursuant to which, among other things, GPE agreed, in the event RSA is unable to make timely payment of interest or principal under the Credit Agreement, to provide such funds to RSA either as equity or a subordinated loan.

     The subsidiaries' guaranty and the GPE Support
     Agreement shall be reported by GPE in its certificate pursuant to Rule 24 and Release No. 35-27436 for the period ending December 31, 2001.

10.  Consideration received for each security:

     The full principal amount of each borrowing.

11.  Application of proceeds of each security:

     To be used for financing the existing business of RSA and its subsidiaries.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a)   the provisions contained in the first sentence of
          Section 6(b)  [ ]
     b)   the provisions contained in the fourth sentence of
          Section 6(b) [ ]
     c) the provisions contained in any rule of the Commission other than Rule U-48 [X]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of
     Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52(b).

                         /s/ Andrea F. Bielsker
                         Andrea F. Bielsker
                         Vice President - Finance, Chief
                         Financial Officer and Treasurer
                         Great Plains Energy Incorporated


Dated:  November 5, 2001